SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


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                                SCHEDULE 14D-1
                               (Amendment No. 1)

                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


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                                 Tescorp, Inc.
                           (Name of subject company)

                        Tescorp Acquisition Corporation
                            Supercanal Holding S.A.
                                   (Bidder)

                    Common Stock, par value $.02 per share
                        (Title of class of securities)

                           881584106 - Common Stock
                     (CUSIP number of class of securities)

                              Daniel Eduardo Vila
                                   Chairman
                        Tescorp Acquisition Corporation
                          c/o Supercanal Holding S.A.
                                Godoy Cruz 316
                         Mendoza, Province of Mendoza
                                Argentina 5500
                                 54-61-295125
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

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                                with a copy to:

                           David W. Bernstein, Esq.
                                Rogers & Wells
                                200 Park Avenue
                         New York, New York 10166-0153
                          Telephone:  (212) 878-8342

           This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 dated December 8, 1997, which was filed by Tescorp Acquisition Corporation (the "Purchaser") and Supercanal Holding S.A. ("Parent" and, together with the Purchaser, the "Bidder") with regard to a solicitation of tenders of Common Stock, par value $.02 per share, of Tescorp, Inc., as follows:

  THE OFFER TO PURCHASE

  SECTION 5.  CONDITIONS OF THE OFFER, PAGES 8-9.
  ----------------------------------------------

     The  following  sentence  is added at the end of  the  last  paragraph  of
Section 5 of the Offer to Purchase:

           Any delay in accepting shares for payment because conditions are not satisfied will be accompanied by an extension of the Offer, and therefore an extension of the right to withdraw Shares which are tendered in response to the Offer.

  SECTION 10.  SOURCE AND AMOUNT OF FUNDS, PAGE 14.
  ------------------------------------------------

     The first sentence of the second paragraph of Section 10 of the Offer to Purchase is amended to state the following:

                On November 12, 1997, Parent entered into a Note Purchase Agreement (the "Loan Document") among Parent and the other issuers named or referred to therein, as issuers, the financial institutions parties thereto, as purchasers, ING Baring (U.S.) Securities, Inc., as Arranger, ING Baring (U.S.) Capital Corporation (the "Bank"), as Administrative Agent and Collateral Agent, and The Bank of New York, as Registrar, under which Parent may borrow up to $300,000,000 by issuing Senior Floating Rate Notes.

  SECTION 11.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY, PAGES 14-16.
  ----------------------------------------------------------------------------

     The following sentence is added as a new second sentence in the sixth paragraph of Section 11 of the Offer to Purchase:

           The price to be paid was reduced from $4.53 to $4.50 per Common Share and from $144.96 to $144 per 8% Preferred Share, because it was determined that the price which would have to be paid in order to induce holders of minority interests in Tescorp joint ventures to sell those interests to the Purchaser or an affiliate would be higher than had been anticipated.

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
           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


Dated:  December 30, 1997



                                       TESCORP ACQUISITION CORPORATION


                                       By: /s/ Alfredo L. Vila
                                       ____________________________________
                                       Name:  Alfredo L. Vila
                                       Title: President


                                       SUPERCANAL HOLDING, S.A.


                                       By: /s/ Alfredo L. Vila
                                       ____________________________________
                                       Name: Alfredo L. Vila
                                       Title: Vice Chairman

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